CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return, due October 24, 2011	100	$100,000	$10,000,000	$713.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

Pricing Supplement No. 450

(To Prospectus dated April 20, 2009, Series L Prospectus

Supplement dated April 21, 2009, and Product Supplement

CLN-2 dated December 29, 2009)

September 23, 2010

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return, due October 24, 2011

Issuer:	Bank of America Corporation

Pricing Date:	September 23, 2010

Issue Date:	September 30, 2010

Stated Maturity Date:	October 24, 2011

Aggregate Principal Amount:	$10,000,000

Underlying Index:	The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return (Bloomberg symbol: “DJUBSF2T”)

Starting Value:	574.2655

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not a business day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described in product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.42% per annum, as described in product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 24th of each calendar month, commencing on October 24, 2010.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 25 basis points

Initial Optional Redemption Date:	September 30, 2010

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WED8

	Per Note	Total
Public Offering Price(1)	$100,000	$10,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$10,000,000

(1)	Plus accrued interest from September 30, 2010, if settlement occurs after that date.

Our Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The Notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about September 30, 2010 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

THE UNDERLYING INDEX

Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return

All disclosures contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”). Dow Jones and UBS have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of Dow Jones and UBS discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM 2 Month Forward (“DJUBSF2”). The Underlying Index measures the performance of an investment in the commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the DJUBSF2 with the returns on cash collateral invested in U.S. Treasury Bills. The Dow Jones-UBS Commodity IndexSM (“DJUBS”) is a proprietary index that was established on July 14th, 1998 by Dow Jones and UBS to provide a liquid and diversified benchmark for commodities investments. The Underlying Index is also designed to be a “tradable” index that is readily accessible to market participants. The DJUBSF2 tracks the returns of rolling commodities futures contracts. The DJUBSF2 is currently comprised of futures contracts on 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the Underlying Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the DJUBS are currently listed for trading on the Chicago Board of Trade. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The DJUBS is more fully described in product supplement CLN-2 under “The Underlying Indices—Dow Jones-UBS Commodity IndexSM.”

PS-2

HISTORICAL INFORMATION

The following graph sets forth the monthly historical performance of the Underlying Index in the period from January 2005 through August 2010. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index was 574.2655.

PS-3